Points International Ltd. to Present at Upcoming February Financial Conferences

TORONTO, January 29, 2008, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world’s leading loyalty reward solutions provider and owner of the Points.com portal, today announced that members of the senior management team will present to the investment community at the following February financial conferences:

Security Research Associates 4th Annual Winter Technology Investor Conference
Date: Monday, February 11, 2008
Time: 8:30 am PT
Location: The Omni Hotel, San Francisco, CA

Roth Capital Partners 2008 OC Conference
Date: Thursday, February 21, 2008
Time: 9:30 am PT
Location: The Ritz-Carlton Hotel, Laguna Nigel, CA

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com